UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Information to be Included in Statements Filed

Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto

Filed Pursuant to Rule 13d-2(b)

(Amendment No. 2)*

Kraton Performance Polymers, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

50077C 106

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners (BHCA), L.P. 13-337-1826
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors, L.P. 13-4197054
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton A, L.P. 04-3782676
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman), L.P. 13-4197057
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Cayman) II, L.P. 26-0005546
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton, L.P. 04-3782674
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown), L.P. 56-2489868
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J.P. Morgan Partners Global Investors (Selldown) II, L.P. 20-4065857
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton Selldown, L.P. 37-1504347
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). JPMP Global Fund/Kraton/Selldown II, L.P. 20-8308462
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares of common stock
	6.	Shared Voting Power n/a
	7.	Sole Dispositive Power 0 shares of common stock
	8.	Shared Dispositive Power n/a
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares of common stock
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.00%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)	Name of Issuer:

Kraton Performance Polymers, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

15710 John F. Kennedy Boulevard, Suite 300

Houston, Texas 77032

Item 2.

(a)	Name of Person Filing:

J.P. Morgan Partners (BHCA), L.P. (“JPMP (BHCA)”)

J.P. Morgan Partners Global Investors, L.P. (“JPMP Global”)

JPMP Global Fund/Kraton A, L.P. (“JPMP Kraton A”)

J.P. Morgan Partners Global Investors (Cayman), L.P. (“JPMP Cayman”)

J.P. Morgan Partners Global Investors (Cayman) II, L.P. (“JPMP Cayman II”)

JPMP Global Fund/Kraton, L.P. (“JPMP Kraton”)

J.P. Morgan Partners Global Investors (Selldown), L.P. (“JPMP Selldown”)

J.P. Morgan Partners Global Investors (Selldown) II, L.P. (“JPMP Selldown II”)

JPMP Global Fund/Kraton Selldown, L.P.. (“JPMP Kraton Selldown”)

JPMP Global Fund/Kraton/Selldown II, L.P. (“JPMP Kraton Selldown II”)

Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

(b)	Address of Principal Business Office or, if none, Residence:

c/o J.P. Morgan Partners, LLC

270 Park Avenue

New York, New York 10017

See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

(c)	Citizenship:

JPMP (BHCA):	Delaware
JPMP Global:	Delaware
JPMP Kraton A:	Delaware
JPMP Cayman:	Cayman Islands
JPMP Cayman II:	Cayman Islands
JPMP Kraton:	Delaware
JPMP Selldown:	Delaware
JPMP Selldown II:	Delaware
JPMP Kraton Selldown:	Delaware
JPMP Kraton Selldown II:	Delaware

(d)	Title of Class of Securities (of Issuer):

Common Stock

(e)	CUSIP Number:

50077C 106

Item 3. If this statement is filed pursuant to §§ 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a)	Amount Beneficially Owned:

JPMP (BHCA):	0
JPMP Global:	0
JPMP Kraton A:	0
JPMP Cayman:	0
JPMP Cayman II:	0
JPMP Kraton:	0
JPMP Selldown:	0
JPMP Selldown II:	0
JPMP Kraton Selldown:	0
JPMP Kraton Selldown II:	0

(b)	Percent of Class (as of December 31, 2011):

JPMP (BHCA):	0.00%
JPMP Global:	0.00%
JPMP Kraton A:	0.00%
JPMP Cayman:	0.00%
JPMP Cayman II:	0.00%
JPMP Kraton:	0.00%
JPMP Selldown:	0.00%
JPMP Selldown II:	0.00%
JPMP Kraton Selldown:	0.00%
JPMP Kraton Selldown II:	0.00%

See Item 8 for the collective ownership of the shares.

(c)	Number of shares as to which such person has:

(i)	JPMP (BHCA):	0
	JPMP Global:	0
	JPMP Kraton A:	0
	JPMP Cayman:	0
	JPMP Cayman II:	0
	JPMP Kraton:	0
	JPMP Selldown:	0
	JPMP Selldown II:	0
	JPMP Kraton Selldown:	0
	JPMP Kraton Selldown II:	0

(ii)	Not applicable

(iii)	JPMP (BHCA):	0
	JPMP Global:	0
	JPMP Kraton A:	0
	JPMP Cayman:	0
	JPMP Cayman II:	0
	JPMP Kraton:	0
	JPMP Selldown:	0
	JPMP Selldown II:	0
	JPMP Kraton Selldown:	0
	JPMP Kraton Selldown II:	0

(iv)	Not applicable

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016	J.P. MORGAN PARTNERS (BHCA), L.P.

	By:	JPMP Master Fund Manager, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	J.P. MORGAN PARTNERS GLOBAL INVESTORS, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	JPMP GLOBAL FUND/KRATON A, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN), L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	J.P. MORGAN PARTNERS GLOBAL INVESTORS (CAYMAN) II, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp, its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	JPMP GLOBAL FUND/KRATON, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp, its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN), L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	J.P. MORGAN PARTNERS GLOBAL INVESTORS (SELLDOWN) II, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	JPMP GLOBAL FUND/KRATON/SELLDOWN, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

Date: February 16, 2016	JPMP GLOBAL FUND/KRATON/SELLDOWN II, L.P.

	By:	JPMP Global Investors, L.P., its General Partner
	By:	JPMP Capital Corp., its General Partner

	By:	/s/ William T. Williams, Jr.
		Name:	William T. Williams, Jr.
		Title:	Vice President and Treasurer

EXHIBIT 2(a)

Item 2. Identity and Background.

This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as “JPMP (BHCA)”), whose principal business office is located 270 Park Avenue, New York, New York 10017. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as “JPMP Master Fund”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to beneficially own the shares held by JPMP (BHCA).

This statement is also being filed by J.P. Morgan Partners Global Investors, L.P., a Delaware limited partnership (“JPMP Global”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton A, L.P., a Delaware limited partnership (“JPMP Kraton A”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman), L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Cayman) II, L.P., a limited partnership organized under the laws of the Cayman Islands (“JPMP Cayman II”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton, L.P., a Delaware limited partnership (“JPMP Kraton”), whose principal place of business is located at the same address as JPMP (BHCA); J.P. Morgan Partners Global Investors (Selldown), L.P., a Delaware limited partnership (“JPMP Selldown”), whose principal place of business is located at the same address as JPMP (BHCA), J.P. Morgan Partners Global Investors (Selldown) II, L.P., a Delaware limited partnership (“JPMP Selldown II”), whose principal place of business is located at the same address as JPMP (BHCA); JPMP Global Fund/Kraton/Selldown, L.P., a Delaware limited partnership (“JPMP Kraton Selldown”) whose principal place of business is located at the same address as JPMP (BHCA); and JPMP Global Fund/Kraton/Selldown II, L.P. (“JPMP Kraton Selldown II” and collectively with JPMP Global, JPMP Kraton A, JPMP Cayman, JPMP Cayman II, JPMP Kraton, JPMP Selldown, JPMP Selldown II and JPMP Kraton Selldown the “Global Fund Entities”), a Delaware limited partnership, whose principal place of business is located at the same address as JPMP (BHCA). Each of the Global Fund Entities is also engaged in the venture capital, private equity and leveraged buyout business. The general partner of each of the Global Fund Entities is JPMP Global Investors, L.P., a Delaware limited partnership (“JPMP Investors”), whose principal place of business is located at the same address as JPMP (BHCA). JPMP Investors is engaged indirectly in the venture capital, private equity and leveraged buyout business as general partner of each of the Global Fund Entities. As general partner of each of the Fund Entities, JPMP Investors may be deemed to beneficially own the shares held by the Global Fund Entities.

Each of JPMP Kraton A, JPMP Kraton, JPMP Kraton Selldown and JPMP Kraton Selldown II has dissolved (“Dissolved Entities”). JPMP Investors is the general partner of each of the Dissolved Entities. This statement has been filed by JPMP Investors as general partner on behalf of the Dissolved Entities.

The general partner of each of JPMP Master Fund and JPMP Investors is JPMP Capital Corp., a New York corporation (hereinafter referred to as “JPMP Capital Corp.”), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As the general partner of each of JPMP Master Fund and JPMP Investors, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA) and the Global Fund Entities.

JPMP Capital Corp. is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as “JPMorgan Chase”) which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

SCHEDULE A

JPMP CAPITAL CORP.

Executive Officers (1)

President	Ana Capella Gomez-Acebo*
Managing Director	Richard W. Smith*
Managing Director and Secretary	Angela M. Liuzzi*
Chief Financial Officer and Executive Director	Brian P. Flanagan*
Chief Compliance Officer and Managing Director	Robert J. Cole*
Senior Vice President and Assistant Secretary	Anthony J. Horan*
Vice President and Treasurer	William T. Williams Jr*
Vice President and Assistant Secretary	Christine N. Bannerman*
Executive Director	Colleen A. Meade*

Directors (1)

Ana Capella Gomez-Acebo*

Richard W. Smith*

(1)	Each of whom is a United States citizen, except Ana Capella Gomez-Acebo, who is a citizen of Spain.
*	Principal occupation is employee and/or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017

SCHEDULE B

JPMORGAN CHASE & CO.

Executive Officers (1)

Chairman and Chief Executive Officer	James Dimon*
Chief Financial Officer	Marianne Lake*
Executive Vice President and General Counsel	Stacey Friedman *
Head of Human Resources	John L. Donnelly*
Chief Executive Officer, Commercial Banking	Douglas B. Petno*
Chief Executive Officer, Corporate & Investment Bank	Daniel E. Pinto*
Chief Executive Officer, Consumer & Community Banking	Gordon A. Smith*
Chief Executive Officer, Asset Management	Mary C. Erdoes*
Chief Risk Officer	Ashley Bacon*
Chief Operating Officer	Matthew E. Zames*

(1)	Each of whom is a United States citizen.
*	Principal occupation is employee or officer of JPMorgan Chase & Co.

Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, NY 10017.

Directors (1)

Name	Principal Occupation or Employment; Business or Residence Address
Linda B. Bammann	Retired Deputy Head of Risk Management JPMorgan Chase & Co. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James A. Bell	Retired Executive Vice President The Boeing Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Crandall C. Bowles	Chairman The Springs Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Stephen B. Burke	Chief Executive Officer NBCUniversal, LLC c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James S. Crown	President Henry Crown and Company c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

James Dimon	Chairman, Chief Executive Officer and President JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Timothy P. Flynn	Retired Chairman and Chief Executive Officer KPMG c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Laban P. Jackson, Jr.	Chairman and Chief Executive Officer Clear Creek Properties, Inc. c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Michael A. Neal	Retired Vice Chairman of General Electric Company and Retired Chairman and Chief Executive Officer of GE Capital c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

Lee R. Raymond	Retired Chairman and Chief Executive Officer Exxon Mobil Corporation c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

William C. Weldon	Retired Chairman and Chief Executive Officer Johnson & Johnson c/o JPMorgan Chase & Co. 270 Park Avenue New York, New York 10017

(1)	Each of whom is a United States citizen.